As filed with the Securities and Exchange Commission, August 23, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Swiss Helvetia Fund, Inc.

(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Carin F. Muhlbaum Schroder Investment Management North America Inc. 7 Bryant Park New York, New York 10018 (800) 730-2932	With a copy to: William G. Farrar, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Parties: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE SWISS HELVETIA FUND, INC. ANNOUNCES TENDER OFFER AND STOCK DIVIDEND

New York, August 23, 2018—The Swiss Helvetia Fund, Inc. (NYSE: SWZ) (the “Fund”) today announced that the Board of Directors (the “Board”) has approved a tender offer to purchase up to 65% of the Fund’s outstanding shares for cash at a price equal to 98% of the net asset value per share on the expiration date. The tender offer is expected to commence promptly following the completion of the distribution described below and to be completed during the fourth quarter of 2018. In accordance with the rules of the U.S. Securities and Exchange Commission, the Fund may purchase in the tender offer additional shares of the Fund not to exceed 2% of the Fund’s outstanding shares without amending or extending the tender offer.

Prior to commencing the tender offer, the Fund intends to (1) dispose of a significant portion of its portfolio securities in an orderly fashion, and (2) distribute substantially all of its realized capital gains to stockholders. Based on management’s current estimate of the Fund’s unrealized and realized capital gains, the distribution is currently estimated to be $4.91 per share, or 36% of the Fund’s net assets, and will be paid in newly issued shares of the Fund. Stockholders will have an opportunity to elect to receive cash in lieu of stock subject to a limitation on the total amount of cash to be distributed by the Fund equal to 20% of the aggregate distribution. The number of shares of stock to be issued will be based upon a price equal to the volume weighted average price of the Fund’s shares on the New York Stock Exchange over the three-day period commencing on the day after the final date for making such election.

In view of these extraordinary actions, the Board has determined to suspend until further notice any distributions that would otherwise be payable pursuant to the Fund’s managed distribution plan. In addition, pending the completion of the tender offer, the Fund has suspended its previously announced stock repurchase program.

The actual amount of the distribution will be announced after the record and payment dates for the distribution are determined and may change, possibly materially, from management’s current estimate. The final determination of the sources of all distributions in 2018 will be made after year end.

For additional information, please contact the Fund at (800) 730-2932.

Further information about the tender offer and the distribution will be announced via future press releases. This press release is for informational purposes only and is not a recommendation, an offer to purchase or the solicitation of an offer to sell any shares of the Fund. The tender offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations.

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is managed by Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited.

About Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, investment advisors registered with the U.S. SEC, are units of Schroders plc (SDR.L), a global asset management company with approximately $593.3 billion under management and administration as of June 30, 2018. Schroder’s clients include major financial institutions including banks and insurance companies, as well as local and public authorities, public and private pension funds, endowments and foundations, intermediaries and advisors, as well as high net worth individuals and retail investors. The firm has built one of the largest networks of offices of any dedicated asset management company with more than 500 portfolio managers and analysts covering the world’s investment markets, offering a comprehensive range of products and services.

Schroder Investment Management North America Inc. provides asset management products and services to clients in the U.S. and Canada. Schroder Investment Management North America Inc. is an indirect, wholly-owned subsidiary of Schroders plc, a U.K. public company with shares listed on the London Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. At the time the tender offer commences, the Fund will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read these documents carefully once they are filed with the SEC and become available, as they will contain important information about the tender offer. Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s website (www.swzfund.com).